Exhibit (a)(1)

                    OFFER TO PURCHASE FOR CASH UP TO 296,948
                                  COMMON SHARES
                                       OF
       CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST
                                       AT
                                 $4.50 PER Share

                         SUTTER OPPORTUNITY FUND 2, LLC
                                (the "Purchaser")

             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON MAY 4, 2001, UNLESS THE OFFER IS EXTENDED.

The Purchaser hereby seeks to acquire Shares of Common Stock $0.01 par value (the "Shares") in CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST, a Delaware corporation (the "Trust"). The Purchaser is not affiliated with the Trust. The Purchaser hereby offers to purchase up to 296,948 Shares at a purchase price equal to $4.50 per Share, less the amount of any distributions declared or made with respect to the Shares between April 9, 2001 and May 4, 2001, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Share holders to the Purchaser. The Purchaser understands that the Issuer may impose certain limitations on Share ownership by any single Share holder in order to assure compliance with Internal Revenue Code requirements for the Issuer's qualification as a real estate investment trust. Such limitations may limit the total amount of Shares which may be held by the Purchaser to fewer than 10% of the outstanding Shares. The Purchaser is seeking up to 296,948 Shares, which is equal to approximately 20% of the total number of Shares reported by the Issuer to be outstanding as of December 31, 1999. The Issuer has also described in its public reports certain warrants and options to purchase Shares, as well as its authority to repurchase Shares. The Purchaser cannot with certainty determine the Issuer's policies on limiting Share ownership, nor the precise number of Shares currently deemed outstanding for purposes of such limitations. Accordingly, this Offer is for a maximum number of Shares equal to the lesser of 296,948 or the total number of Shares permitted by the Issuer to be transferred to the Purchaser under its limitations on individual Share ownership (the "Maximum Offer").

Tender of Shares will include the tender of any and all securities into which the Shares may be converted or exchanged, and any securities distributed with respect to the Shares, by way of stock dividend or otherwise, from and after the Offer Date.

The 296,948 Shares sought pursuant to the Offer represent approximately 20% of the Shares outstanding as of December 31, 1999. The Purchaser currently beneficially owns an aggregate total of 9,300 Shares, or approximately 0.6% of the total of 1,484,740 outstanding Shares. If the Offer is successful and the Purchaser acquires all of the Shares sought, it will beneficially own approximately 20.6% of the outstanding Shares.

Holders of Shares ("Share holders") are urged to consider the following factors:

             - Share holders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future distributions by the Trust.

             - The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $4.50 per Share, the Purchaser is motivated to establish the lowest price which might be acceptable to Share holders consistent with the Purchaser's objectives.

             - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Trust decisions on which Share holders may vote. The Purchaser will vote the Shares acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Share holders.

             - The Purchaser may accept only a portion of the Shares tendered by a Share holder in the event Shares in excess of the Maximum Offer are tendered.


THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF SHARES IN EXCESS OF THE MAXIMUM OFFER ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE SHARES EQUAL TO THE MAXIMUM OFFER FROM TENDERING SHARE HOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A SHARE HOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHARE HOLDER.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Shares not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Share holders in a manner reasonably designed to inform Share holders of such change in compliance with Rule 14d- 4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

April 9, 2001

IMPORTANT

Any Share holder desiring to tender any or all of such Share holder's Shares should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on green paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to North Coast Securities, Inc. (the "Depositary"), at the address or facsimile number set forth below.

                          North Coast Securities, Inc.
                          595 Market Street, Suite 2100
                         San Francisco, California 94105
                      Facsimile Transmission: 415-977-1510

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchaser at 415-777-2140.

---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

---------------------------

The Trust is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET.............................................................5

INTRODUCTION...................................................................7

TENDER OFFER...................................................................9

Section 1.        Terms of the Offer...........................................9
Section 2.        Proration; Acceptance for Payment and Payment for Shares....10
Section 3.        Procedures for Tendering Shares.............................11
Section 4.        Withdrawal Rights...........................................12
Section 5.        Extension of Tender Period; Termination; Amendment..........13
Section 6.        Federal Income Tax Consequences.............................13
Section 7.        Effects of the Offer........................................16
Section 8.        Future Plans................................................17
Section 9.        The Business of the Trust...................................17
Section 10.       Conflicts of Interest.......................................18
Section 11.       Certain Information Concerning the Purchaser................18
Section 12.       Source of Funds.............................................19
Section 13.       Conditions of the Offer.....................................19
Section 14.       Certain Legal Matters.......................................21
Section 15.       Fees and Expenses...........................................22
Section 16.       Miscellaneous...............................................22

Schedule I - The Purchaser and Its Principal

                               SUMMARY TERM SHEET

 The Purchaser is offering to purchase up to 296,948 Shares for $4.50 per Share in cash. The following are some of the questions that you, as a Share holder of the Trust may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase up to 296,948 Shares is being made by SUTTER OPPORTUNITY FUND 2, LLC. The Purchaser is a private investment fund managed by Sutter Capital Management, LLC and its principal Robert Dixon. None of the foregoing is affiliated with the Trust.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 296,948 of the Shares of Common Stock $0.01 par value, which are the "Shares" issued to public investors in the Trust. The Purchaser understands that the Issuer may impose certain limitations on Share ownership by any single Share holder in order to assure compliance with Internal Revenue Code requirements for the Issuer's qualification as a real estate investment trust. These limitations could limit the total amount of Shares which may be held by the Purchaser to fewer than 10% of the outstanding Shares. The Purchaser is seeking up to 296,948 Shares, equal to approximately 20% of the total number of Shares reported by the Issuer to be outstanding as of December 31, 1999. The Issuer has also described in its public reports certain warrants and options to purchase Shares, as well as its authority to repurchase Shares. The Purchaser cannot with certainty determine the Issuer's policies on limiting Share ownership, nor the precise number of Shares currently deemed outstanding for purposes of such limitations. Accordingly, this Offer is for a maximum number of Shares equal to the lesser of 296,948 or the total number of Shares permitted by the Issuer to be transferred to the Purchaser under its limitations on individual Share ownership (the "Maximum Offer").

Tender of Shares will include the tender of any and all securities into which the Shares may be converted or exchanged, and any securities distributed with respect to the Shares, by way of stock dividend or otherwise, from and after the Offer Date.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $4.50 per Share, net to you in cash, less the amount of any distributions declared or made on the Shares between April 9, 2001 and the date the Offer expires. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Share holders to the Purchaser. If you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses you might incur in a market sale.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Shares sought is purchased, the Purchaser' capital commitment will be approximately $1.34 million. The Purchaser has approximately $6 million in liquid net assets at its disposal to fund payment to selling Share holders.

IS THE FINANCIAL CONDITION OF THE BIDDER RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchaser has more than adequate liquid resources and no intention to take control of the Trust, other information concerning the Purchaser's financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 12:00 midnight, pacific standard time, on May 4, 2001, to decide whether to tender your shares in the Offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., eastern standard time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on minimum Shares tendered, the availability of financing or otherwise determined by the success of the offer. However, we may not be obligated to purchase any Shares in the event certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Shares which are validly tendered if, among other things, there is a material adverse change in the Trust or its business.

HOW DO I TENDER MY SHARES?

To tender your shares, you must deliver a completed Letter of Transmittal (printed on green paper), to the Depositary at: North Coast Securities, Inc., 595 Market Street, Suite 2100, San Francisco, California 94105 (Facsimile
Transmission: 415-977-1510), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

You can withdraw previously tendered shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by June 8, 2001, you can withdraw them at any time after such time until we do accept your shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares.

WHAT DOES THE TRUST THINK OF THE OFFER?

The Purchaser has not sought the approval or disapproval of the Trust. The Trust management may be expected to respond with the Trust's position on the offer in the next two weeks.

WILL THE TRUST CONTINUE AS A PUBLIC COMPANY?

The Trust reported 202 holders of record of its outstanding Shares as of the end of 1999, the most recent year for which it has filed an annual report. The Issuer estimated that there were approximately 750 beneficial owners of the Shares as of such date. Public registration and reporting requirements can be terminated by the Trust if the number of record holders is below 300 as of any fiscal year end. Accordingly, the Purchaser does not believe that the purchase of Shares pursuant to the Offer will affect the Shares' eligibility for de-registration under the Exchange Act.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

The Purchaser does not anticipate that Shares held by non-tendering Share holders will be affected by the completion of the offer. However, if the Purchaser should acquire all of the Shares sought in the Offer, the Purchaser would control a large, though not necessarily controlling, block of Shares.

WHAT ARE THE PURCHASER'S FUTURE INTENTIONS CONCERNING THE TRUST?

The Purchaser has no present intention to seek control of the Trust or to change the management or operations of the Trust. The Purchaser does not have any present intention to seek or cause a liquidation of the Trust. Although the Purchaser does not have any present intention to take any action with respect to management or control of the Trust, the Purchaser reserves the right, at an appropriate time, to exercise its rights as a Share holder to vote on matters subject to a Share holder vote.

WHAT IS THE MARKET VALUE OF MY SHARES?

According to recently reported trading information, the Shares have traded during the first quarter of 2001 at prices ranging from $2.50 per Share to $3.90 per Share.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call the Purchaser at 415-777-2140.

TO THE SHARE HOLDERS OF CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST

                                  INTRODUCTION

         The Purchaser hereby offers to purchase up to 296,948 Shares at a purchase price of $4.50 per Share ("Offer Price"), less the amount of any distributions declared or paid with respect to the Shares between April 9, 2001, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Purchaser is unaware of any distributions declared or paid since April 9, 2001. The Purchaser understands that the Issuer may impose certain limitations on Share ownership by any single Share holder in order to assure compliance with Internal Revenue Code requirements for the Issuer's qualification as a real estate investment trust. Such limitations may limit the total amount of Shares which may be held by the Purchaser to fewer than 10% of the outstanding Shares. The Purchaser is seeking up to 296,948 Shares, which is equal to approximately 20% of the total number of Shares reported by the Issuer to be outstanding as of December 31, 1999. The Issuer has also described in its public reports certain warrants and options to purchase Shares, as well as its authority to repurchase Shares. The Purchaser cannot with certainty determine the Issuer's policies on limiting Share ownership, nor the precise number of Shares currently deemed outstanding for purposes of such limitations. Accordingly, this Offer is for a maximum number of Shares equal to the lesser of 296,948 or the total number of Shares permitted by the Issuer to be transferred to the Purchaser under its limitations on individual Share ownership (the "Maximum Offer").

         Tender of Shares will include the tender of any and all securities into which the Shares may be converted or exchanged, and any securities distributed with respect to the Shares, by way of stock dividend or otherwise, from and after the Offer Date.

          Share holders who tender their Shares will not be obligated to pay any Trust transfer fees, or other fees, expenses or commissions in connection with the tender of Shares. The Purchaser will pay all transfer costs and all charges and expenses of the Depositary as depositary in connection with the Offer.

         For further information concerning the Purchaser, see Section 11 below and Schedule I.

                  Neither the Purchaser nor the Depositary is affiliated with the Trust. The address of the Trust's principal executive offices is 50 California Street, Suite 2020, San Francisco, California 94111.

Share holders are urged to consider the following factors:

         - Share holders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future distributions by the Trust.

         - The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $4.50 per Share, the Purchaser is motivated to establish the lowest price which might be acceptable to Share holders consistent with the Purchaser's objectives.

         - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Trust decisions on which Share holders may vote. The Purchaser will vote the Shares acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Share holders.

         - The Purchaser may accept only a portion of the Shares tendered by a Share holder in the event Shares in excess of the Maximum Offer are tendered.

         The Offer will provide Share holders with an opportunity to liquidate all or a portion of their investment without the usual transaction costs associated with market sales. Share holders may have a more immediate need to use the cash now tied up in an investment in the Shares and wish to sell them to the Purchaser.

Establishment of the Offer Price

         The Purchaser has set the Offer Price at $4.50 per Share, less the amount of any distributions declared or made with respect to the Shares between April 9, 2001 and the Expiration Date. The Shares are currently traded on the American Stock Exchange ("AMEX") under the symbol "CAA". The following table shows the range of high and low bid prices of the Shares reported through AMEX from initial listing of the Shares in October 1998. These quotations represent prices between dealers without any retail markup, markdown or commissions and may not represent actual transactions.


1998

Quarter           High      Low

Fourth            $6.63    $4.00

1999

Quarter           High      Low

First             $5.63    $4.00
Second             4.50     3.06
Third              4.00     2.88
Fourth             3.56     2.38

2000

Quarter           High      Low

First             $3.88    $2.38
Second             3.38     2.75
Third              3.25     2.50
Fourth             3.38     2.81

2001 (through March 30, 2001)
----

Quarter           High      Low

First             $3.90    $2.50


         The Purchaser acquired a total of 9,300 Shares in open market transactions during the period March 1, 2001, through March 30, 2001, for prices ranging from $3.25 to $3.50 per Share.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Trust, has been derived from information provided in reports filed by the Trust with the Securities and Exchange Commission.

         The Issuer had 1,484,740 Shares issued and outstanding held by approximately 202 Share holders of record as of December 31, 1999, according to its annual report on Form 10-K for the year then ended. The Issuer estimated that there were approximately 750 beneficial owners of the Shares as of such date.

         Tendering Share holders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Shares to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred by it in connection with the Offer. The Purchaser desires to purchase all Shares tendered by each Share holder.

         If, prior to the Expiration Date, the Purchaser increases the consideration offered to Share holders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

         Share holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Shares.


                                  TENDER OFFER


Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on May 4, 2001, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.

         The Offer is conditioned on satisfaction of certain conditions. See
Section 13, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering Share holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of Share holders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchaser will promptly pay for all validly tendered Shares, and the Purchaser do not intend to imply that the foregoing rights of the Purchaser would permit the Purchaser to delay payment for validly tendered Shares following expiration.

         The Purchaser does not anticipate and has no reason to believe that any condition or event will occur that would prevent the Purchaser from purchasing tendered Shares as offered herein.

Section 2. Proration; Acceptance for Payment and Payment for Shares. If the number of Shares validly tendered prior to the Expiration Date and not withdrawn less than the maximum number of Shares sought (the "Maximum Offer"), the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all Shares so tendered. If the number of Shares validly tendered prior to the Expiration Date and not withdrawn exceeds the Maximum Offer, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment Shares so tendered on a pro rata basis.

         In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchaser will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchaser will not pay for any Shares tendered until after the final proration factor has been determined.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchaser give oral or written notice to the Depositary of the Purchaser' acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the

Depositary, which will act as agent for the tendering Share holders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering Share holders.

         Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, subject to any limitations of applicable law, and such Shares may not be withdrawn except to the extent that the tendering Share holders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Share holders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

Section 3. Procedures for Tendering Shares.

Valid Tender. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on green paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Share holder may tender any or all Shares owned by such Share holder.

In order for a tendering Share holder to participate in the Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on May 4, 2001, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Share holder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Shares purchased pursuant to the Offer, a tendering Share holder must provide the Depositary with such Share holder's correct taxpayer identification number and make certain certifications that such Share holder is not subject to backup federal income tax withholding. Each tendering Share holder must insert in the Letter of Transmittal the Share holder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price for each Share tendered, each Share holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Share holder's taxpayer identification number and address and that the Share holder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Share holder irrevocably appoints the designees of the Purchaser as such Share holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Share holder's rights with respect to the Shares tendered by such Share holder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such Share holder with respect to such Shares will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, with respect to such Shares, be empowered to exercise all voting and other rights of such Share holder as they in their sole discretion may deem proper at any meeting of Share holders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Share holder also assigns to the Purchaser all of the Share holder's rights to receive distributions from the Trust with respect to Shares which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Share holder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchaser, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification.

         A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Share holder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Share holder's representation and warranty that (i) such Share holder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Share complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Share holders who have granted options to sell or purchase the Shares, hold option rights to acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. A Share holder will be deemed to tender Shares in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Shares and the holder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after June 8, 2001

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except to the extent that tendering Share holders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section

13, to delay the acceptance for payment of, or payment for, any Shares not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, and
(iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service or other national news agency. The Purchaser may also be required by applicable law to disseminate to Share holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in their payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering Share holders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

Section 6. Federal Income Tax Consequences. Sale of Shares will result in income tax consequences to the selling Share holder. EACH SHARE HOLDER TENDERING SHARES SHOULD CONSULT SUCH SHARE HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH SHARE HOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

Section 7. Effects of the Offer.

Effect on Trading Market. See the discussion above under "Establishment of the Offer Price." The Purchaser is not aware of any specific effect the Offer will have on the trading market for Shares.

Voting Power of Purchaser. Depending on the number of Shares acquired by the Purchaser pursuant to the Offer, the Purchaser may have the ability to exert certain influence on matters subject to the vote of Share holders, though the maximum number of Shares sought hereunder would not give the Purchaser a controlling voting interest.

Other Potential Effects. The Shares are registered under the Exchange Act, which requires, among other things that the Trust furnish certain information to its Share holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Share holders. Registration and reporting requirements could be terminated by the Trust if the number of record holders is below 300, or below 500 if the Trust's total assets are below $10 million for three consecutive preceding fiscal years. The Trust reported a total of 202 Share holders of record as of its most recent fiscal year end, and in excess of $16 million in total assets as of each of its first two fiscal year ends. Accordingly, the Purchaser does not believe that the purchase of Shares pursuant to the Offer will affect the Shares' eligibility for de-registration under the Exchange Act.

Section 8. Future Plans. The Purchaser is seeking to purchase a total of 296,948 Shares. If the Purchaser acquires fewer than 296,948 Shares pursuant to the Offer, the Purchaser may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the Trust's circumstances change, at a lower price. Alternatively, the Purchaser may discontinue any further purchases of Shares after termination of the Offer, regardless of the number of Shares purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchaser' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser, the current diversification and performance of its portfolio of investment securities, developments in the public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Trust's operations, and local and national real estate and financial market developments and trends.

         The Purchaser is acquiring the Shares pursuant to the Offer solely for investment purposes. The Purchaser has no present intention to seek control of the Trust or to change the management or operations of the Trust. The Purchaser do not have any present intention to seek or cause a liquidation of the Trust. The Purchaser nevertheless reserves the right, at an appropriate time, to exercise its rights as a Share holder to vote on matters subject to Share holder vote.

Section 9. The Business of the Trust. Information included herein concerning the Trust is derived from the Trust's publicly-filed reports. Information concerning the Trust, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchaser have relied on such information to the extent information is presented herein concerning the Trust, and expressly disclaim any responsibility for the information included in such reports and extracted in this Offer.

Section 10. Conflicts of Interest. The Purchaser knows of no material conflicts of interest affecting it in the course of the Offer.

Section 11. Certain Information Concerning the Purchaser. The Purchaser is SUTTER OPPORTUNITY FUND 2, LLC, a privately held investment fund. For information concerning the Purchaser and its principal, please refer to Schedule I attached hereto. The principal business of the Purchaser is investment in securities. The principal business address of the Purchaser 595 Market Street, Suite 2100, San Francisco, California 94105.

         The Purchaser is not a public company and has not prepared audited financial statements. This paragraph will summarize certain unaudited balance sheet information concerning the Purchaser as of March 27, 2001. As of such date, the Purchaser had a net worth of approximately $6.8 million, with approximately $2.6 million in cash available to invest in portfolio securities such as the Shares. In addition, the Purchaser currently has a balance of approximately $1.8 million in capital commitments from its members, which amount is available to be drawn by the Purchaser to fund further investments in the discretion of the manager of the Purchaser. The Purchaser holds $842,500 in accounts receivable; approximately $3.4 million in other current assets, primarily liquid securities; and carries no material current or long term debt.

         Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser beneficially owns or has a right to acquire any Shares, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule I nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares within the past 60 days, (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on
Schedule I nor any affiliate of the Purchaser has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Trust, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule I, or any affiliate of the Purchaser on the one hand, and the Trust or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser on the one hand, the persons listed on Schedule I, and the Trust or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Section 12. Source of Funds. The Purchaser expects that approximately $1,336,266 would be required to purchase 296,948 Shares, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through its existing liquid capital reserves. The cash to complete the entire purchase is in the Purchaser's hands and is committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date.

         The Purchaser shall not be required to accept for payment or pay for any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Trust's Share holders, (iii) requires divestiture by the Purchaser of any Shares, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Trust, in the reasonable judgment of the Purchaser;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Trust, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Trust, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Shares;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Shares have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Shares beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Shares.

         The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Shares tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Trust's business, or that certain parts of the Trust's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Shares thereunder. The Purchaser' obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

Margin Requirements. The Shares are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not Trusts. The Purchaser, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

         Although the Purchaser have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Shares tendered.

Section 15. Fees and Expenses. The Purchaser has retained North Coast Securities, Inc. to act as Depositary in connection with the Offer. The Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) SHARE HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

April 9, 2001

SUTTER OPPORTUNITY FUND 2, LLC

                                   SCHEDULE I

                         THE PURCHASER AND ITS PRINCIPAL

     The Purchaser is SUTTER OPPORTUNITY FUND 2, LLC, a California limited liability company formed in 2000 to invest in a portfolio of investment securities. The managing member of the Purchaser is Sutter Capital Management, LLC. The Purchaser has 29 non-managing members. None of the non-managing members holds a controlling interest in the Purchaser, nor does any hold any direct or indirect role in management of the Purchaser. Further information concerning the managing member is set forth below.

     The principal business address for the Purchaser, its manager and Robert Dixon is 595 Market Street, Suite 2100, San Francisco, California 94105.

Sutter Capital Management, LLC

     Sutter Capital Management, LLC is a California limited liability company formed in 1998. The managing member and controlling interest holder in Sutter Capital Management, LLC is Robert E. Dixon.

     Mr. Dixon received his Bachelors degree in economics from the University of California at Los Angeles in 1992. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. From October 1994 to June, 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. Mr. Dixon became a Chartered Financial Analyst in 1996, and received his Master of Business Administration degree from Cornell University in 1998. In July of 1998 he began buying and selling securities for his own account and that of the entities he controls, and he has principally been engaged in that activity since that date. Mr. Dixon was a registered representative of North Coast Securities from 1994 through 1997. Mr. Dixon is a U.S. citizen.